Strata Web Systems Ltd./ Nickle's Energy Group

Data Distribution Agreement

April 4, 2003

The following terms will govern the business relationship between Nickle's Energy Group (Nickle's) and Strata Web Systems Ltd. (Strata Web) for 2003. The agreement will be reviewed annually in January.

1. Nickle's will provide Strata Web with daily drilling rig information and daily well licenses for use in Strata Web's current map products (DataMap, DataMap LIte and DataMap Enterprise).

2. Starta Web will pay Nickle's $20/mth for each DataMap and DataMap Lite user license.

3. For DataMap Enterprise accounts, defined as a company with more than 10 licenses, Strata Web will pay Nickle's based on a 3 tiered level: $100 per month for an account with less than 50 named users, $200 per month for an account with 50-100 named users, and $400 per month for accounts with more than 100 names users.

4. Strata Web will report on the number of licenses in use and pay all fees owed to Nickle's on a monthly basis. The minimum monthly payment, regardless of the number of subscribers (as per above schedule) will be $1,000.

5. There is no implied or stated exclusivity in this agreement between Nickle's and Strata Web. Nickle's reserves the right to sell or publish the data to any party. However, if Nickle's agrees to provide the drilling rig data to any other online map provider, it will charge no less than $30 per seat for the right to use the rig data.

6. Nickle's will provide Strata Web with free access to the on-line Daily Oil Bulletin and Strata Web will allow free access to DataMap to Nickle's DOB staff so they can occasionally produce maps for publication in the Daily Oil Bulletin.

7. Either party has the right to terminate this agreement by furnishing ninety (90) days prior written notice to the other party. In he event that this agreement is terminated, Nickles will have no obligation to refund any Strata Web users who may have pre-paid Strata Web for the map product service.

8. This Agreement cannot be assigned without written consent of each party, such consent will not be unreasonably withheld.

9. This entire agreement supercedes any previous agreements between Nickle's and Strata Web.

/s/ Rick Charland /s/ Ed Chesney

Rick Charland Group Publisher, Nickle's Energy Group Manager, Opereations & Development Strata Web Systems Ltd.